UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 2-39621

UNITED-LAFAYETTE 401(k)

PROFIT SHARING PLAN

(Full title of the plan)

United Fire & Casualty Company

(Name of issuer of the securities held pursuant to the plan)

118 Second Avenue SE

Cedar Rapids, IA 52407

(Address of principal executive office)

UNITED-LAFAYETTE 401(k) PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees and Participants of

United-Lafayette 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of United-Lafayette 401(k) Profit Sharing Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ernst & Young LLP

June 24, 2004

Chicago, Illinois

UNITED-LAFAYETTE 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS

Investments:
Participant-directed investments, at fair value	$18,294,875	$14,313,789
Participant loans	147,758	123,998

Total investments	18,442,633	14,437,787

Non-interest bearing cash	71,459	68,895

Total Assets	18,514,092	14,506,682

LIABILITIES	—	162

NET ASSETS AVAILABLE FOR BENEFITS	$18,514,092	$14,506,520

See accompanying notes to financial statements.

UNITED-LAFAYETTE 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2003

ADDITIONS:

Investment income	$289,232

Contributions:
Participant	2,009,842
Rollover	146,318

Total contributions	2,156,160

Net realized and unrealized appreciation on fair value of investments	2,415,303

Total additions	4,860,695

DEDUCTIONS:

Withdrawals	850,448
Administrative expenses	2,675

Total deductions	853,123

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	4,007,572

NET ASSETS AVAILABLE FOR BENEFITS:
AT BEGINNING OF YEAR	14,506,520

AT END OF YEAR	$18,514,092

See accompanying notes to financial statements.

UNITED-LAFAYETTE 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

1.	DESCRIPTION OF PLAN

The following description of the United-Lafayette 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering all employees of United Fire & Casualty Company and its affiliated companies: United Life Insurance Company, Lafayette Insurance Company, United Fire Group Foundation, Addison Insurance Company, Texas General Indemnity Company, American Indemnity Company, United Fire & Indemnity Company, United Fire Lloyds, and American Indemnity Financial Corporation (collectively the “Companies”), who have at least one hour of service and have attained age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions – Each year, participants may elect to contribute up to an annual dollar limitation, of their eligible compensation to the Plan through salary reduction. The Plan provides for payments by the participating employers to the Plan in such amounts as the Board of Directors of each of the Companies shall direct. No payments by participating employers have been made since the inception of the Plan.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Companies’ discretionary contributions and (b) Plan earnings, and charged with an allocation of Plan losses. Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants direct the investment of employer and participant contributions into various investment options offered by the Plan. Participants may change their investment options daily. The Plan currently offers fifteen mutual funds, a common collective trust, United Fire & Casualty Company common stock and a self-directed account in which participants have access to a money market account, nine mutual funds and common stocks offered by The Charles Schwab Trust Company. Participants can purchase United Fire & Casualty Company common stock twice a month with new contributions or by transferring a portion of their existing account balances.

Vesting – Participants are immediately vested in their voluntary contributions plus actual earnings (losses) thereon. Vesting in the remainder of the participant account balances is based on years of continuous service with full vesting after two years. A participant with less than two years of credited service is 0 percent vested except in the event of the participant’s death or disability while employed by the Companies, at which time the participant becomes 100 percent vested.

Forfeitures – Upon termination, the nonvested portion of a participant’s account balance is forfeited. Forfeitures are to be used to first reduce the Plan’s ordinary and necessary administrative expenses for the Plan year and then reduce the employer contributions for the Plan year. There were no forfeited account balances included in the Plan’s net assets available for benefits at December 31, 2003 and 2002.

Participant Loans – Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-5 years, except for the purpose of acquiring the person’s personal residence for which the term is commensurate with local prevailing terms, as determined by the Companies. The loans are secured by the balance in the participant’s account and bear interest at a rate determined at the time of each loan by the Plan administrator. Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of Benefits – Upon termination of service, a participant may elect to receive either a direct rollover, a lump-sum amount equal to the value of their vested accounts or installment payments over a fixed period of time not to exceed the participant’s life expectancy or the joint life expectancy of the participant and the participant’s designated beneficiary. Prior to separation from service, participants may elect a hardship distribution in accordance with Plan policy.

Administrative Expenses – The Plan’s administrative expenses are paid by either the Plan or the Companies, as provided by the Plan document. The Companies paid substantially all administrative expenses for 2003.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes therein during the reporting period. Actual results could differ from those estimates.

The Plan offers various investment instruments to its participants. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Participant-Directed Investments at Fair Value and Participant Loans – Investments in mutual funds are stated at fair value based upon quoted market prices reported on recognized securities exchanges on the last business day of the year, which represents the net asset values of shares held by the Plan at the reporting date. The fair value of the participation units owned in the common collective trust fund is based on quoted redemption values on the last business day of the plan year. Investments in money market funds and participant loans are stated at cost, which approximates fair value. Purchases and sales of securities are recorded as of the trade date.

Withdrawals – Participant withdrawals are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $108 at December 31, 2003 and 2002, respectively.

3.	INVESTMENTS

The Charles Schwab Trust Company is the trustee of the Plan and custodian of the Plan’s assets. The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2003 and 2002 are as follows:

Identity of Issuer	Description of Investment	Shares	2003	2002
Charles Schwab & Co., Inc.*	Schwab S&P 500 Investment Shares	68,398 shares at December 31, 2003; 55,475 shares at December 31, 2002	$1,171,652	$751,126

First Eagle Fund of America, Inc.	First Eagle Fund of America	43,497 shares at December 31, 2003; 37,813 shares at December 31, 2002	1,043,495	757,007

Gartmore Morley Financial Services, Inc.	Morley Stable Value Fund	226,351 shares at December 31, 2003; 202,026 shares at December 31, 2002	3,933,929	3,377,142

Selected Funds	Selected American Shares	45,853 shares at December 31, 2003; 41,765 shares at December 31, 2002	1,520,965	1,065,429

Strong Investments Inc.	Strong Government Securities Fund	269,862 shares at December 31, 2003; 281,156 shares at December 31, 2002	2,936,101	3,132,078

Weitz Securities, Inc.	Weitz Value Portfolio	43,412 shares at December 31, 2003; 37,932 shares at December 31, 2002	1,553,270	1,059,056

One Group Dealers Services, Inc.	One Group Mid Cap Growth Fund	45,234 shares at December 31, 2003	963,486	N/A

*	Indicates a party-in-interest to the Plan.

During 2003, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value, as follows:

Identity of Issuer	Description of Investment	Fair Value	Appreciation (Depreciation)
Artisan Funds	Artisan International Fund	$669,611	$154,068

Century Shares Trust Co.	Century Shares Trust	184,988	19,244

Cohen & Steers Capital Mgmt.	Cohen & Steers Realty	156,351	25,113

Columbia Funds	Columbia Acorn Fund CL Z	177,784	33,409

Columbia Funds	Columbia High Yield Fund CL Z	88,562	2,973

Dodge & Cox Fund	Dodge & Cox Balanced Fund	631,356	93,056

First Eagle of America, Inc.	First Eagle Fund of America	1,043,495	166,798

First Eagle of America, Inc.	First Eagle Overseas Fund	226,766	22,754

Gabelli Asset Management, Inc.	Gabelli Westwood Balanced	210,685	21,914

Gartmore Morley Financial Services	Morley Stable Value Fund	3,933,929	140,554

American Funds	Growth Fund of America	453,034	67,110

ING Fund Distributor, Inc.	ING Int’l Small Cap Growth	895,162	274,127

The Janus Funds	Janus Olympus Fund	594,680	160,846

One Group Dealers Services, Inc.	One Group Mid Cap Growth Fund	963,486	200,118

Selected Funds	Selected American Shares	1,520,965	338,922

Strong Investments	Strong Government Securities Fund	2,936,101	(71,367)

Van Kampen Funds, Inc.	Van Kampen Emerging Growth Fund	524,756	128,170

Weitz Securities, Inc.	Weitz Value Portfolio	1,553,270	323,535

Charles Schwab & Co., Inc.*	Schwab S & P 500 Investment Shares	1,171,652	246,342

United Fire & Casualty Company*	United Fire & Casualty Company – Common Stock	167,413	29,413

Charles Schwab & Co., Inc.*	Schwab - Personal Choice Accounts	186,662	38,204

Charles Schwab & Co., Inc.*	Schwab Retirement Money Fund	4,167	—

Total participant-directed investments at fair value		$18,294,875	$2,415,303

*	Indicates a party-in-interest to the Plan.

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, United Fire and Casualty Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant become fully vested.

5.	FEDERAL INCOME TAX STATUS

The Plan has received a determination letter, dated March 2, 1995, and a separate non-standardized prototype opinion letter, dated November 21, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Subsequent to these letters by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualification. United Fire & Casualty Company believes the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

UNITED-LAFAYETTE 401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

Identity of Issuer	Description of Investment	Shares	Current Value
Mutual Funds
Artisan Funds	Artisan International Fund	35,410	$669,611

Century Shares Trust Co.	Century Shares Trust	5,398	184,988

Cohen & Steers Capital Mgmt.	Cohen & Steers Realty	2,810	156,351

Columbia Funds	Columbia Acorn Fund CL Z	7,881	177,784

Columbia Funds	Columbia High Yield Fund CL Z	10,133	88,562

Dodge & Cox Fund	Dodge & Cox Balanced Fund	8,644	631,356

First Eagle of America, Inc.	First Eagle Fund of America	43,497	1,043,495

First Eagle of America, Inc.	First Eagle Overseas Fund	12,480	226,766

Gabelli Asset Management, Inc.	Gabelli Westwood Balanced	18,828	210,685

American Funds	Growth Fund of America	18,529	453,034

ING Fund Distributor, Inc.	ING Int’l Small Cap Growth	30,878	895,162

The Janus Funds	Janus Olympus Fund	22,586	594,680

One Group Dealers Services, Inc.	One Group Mid Cap Growth Fund	45,234	963,486

Selected Funds	Selected American Shares	45,853	1,520,965

Strong Investments	Strong Government Securities Fund	269,862	2,936,101

Van Kampen Funds, Inc.	Van Kampen Emerging Growth Fund	14,524	524,756

Weitz Securities, Inc.	Weitz Value Portfolio	43,412	1,553,270

Charles Schwab & Co., Inc.*	Schwab S & P 500 Investment Shares	68,398	1,171,652

Charles Schwab & Co., Inc.*	Schwab Retirement Money Fund		4,167

Common Collective Trust
Gartmore Morley Financial Services, Inc.	Gartmore Morley Stable Value	226,351	3,933,929

Common Stock
United Fire & Casualty Company*	United Fire & Casualty Company	4,148	167,413

Personal Choice Retirement Accounts
Charles Schwab & Co., Inc.*	Schwab - Personal Choice Accounts		186,662

Total participant-directed investments at fair value			18,294,875

Participant loans (maturing 2004 through 2017 at interest rates ranging from 5% - 14%)			147,758

Total assets held for investment purposes			$18,442,633

*	Indicates a party-in-interest to the Plan.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, United Fire & Casualty Company, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED-LAFAYETTE 401(k) PROFIT SHARING PLAN

Date: June 28, 2004	By:	/s/ John A. Rife
John A. Rife
President and Chief Executive Officer